

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2017

<u>Via E-mail</u>
Marvin S. Edwards, Jr.
President and Chief Executive Officer
CommScope Holding Company, Inc.
1100 CommScope Place, SE
Hickory, North Carolina 28602

      Re: CommScope Holding Company, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2016
            Filed February 23, 2017
            File No. 1-36146

Dear Mr. Edwards:

     We refer you to our comment letter dated December 20, 2017, regarding business contacts with Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                 Sincerely,

                 /s/ Cecilia Blye

                 Cecilia Blye, Chief
                 Office of Global Security Risk

cc: Larry Spirgel
       Assistant Director
       Division of Corporation Finance